

For immediate release

XM Canada's strong performance for first quarter 2009 reflects successful execution of its strategy

*Business and financial measurements continue to gain momentum
generating third consecutive quarter of positive cash[1]*

Toronto, Ontario – January 14, 2009 – Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), today announced strong financial results for the first fiscal 2009 quarter ended November 30, 2008.

"Despite prevailing economic headwinds, our performance continued to improve in the first quarter of 2009, reflecting the successful execution of our business strategy," said Michael Moskowitz, President and Chief Executive Officer of XM Canada. "Over the past year, we have made prudent strategic decisions to reduce costs and to drive revenue through high return initiatives aimed at growing automotive, optimizing the aftermarket and engendering loyalty. We believe our solid foundation, focused strategy and ability to generate positive cash will help us continue to deliver results and mitigate the impact of a challenging economic climate."

First Quarter 2009 Financial Highlights
Three months ended November 30, 2008 versus three months ended November 30, 2007
- Increased total revenue by 53 per cent to $12.5 million
- Generated positive cash[1] of $0.5 million
- Improved Pre-Marketing Adjusted Operating Profit[2] to $2.5 million from loss of ($3.5 million)
- Net loss (before foreign exchange gain/loss) improved by $6.3 million or 31 per cent

Recent Business Highlights
- Launched XMp3, the world's smallest portable satellite radio and Mp3 player all in one
- Unveiled new enhanced channel lineup, which provides XM Canada listeners with new music and entertainment and extends sports programming to feature the NBA
- Launched enhanced NHL marketing strategy and initiatives, which includes acting as title sponsor of the NHL All-Star game and fan balloting as well as the Winter Classic

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[1] Calculated as the change in cash during the period less sale (purchase) of short-term investments and restricted investments, net.

[2] See section 2.0 entitled "Operating Definitions" in Management's Discussion & Analysis for the quarter ended November 30, 2008 found at www.sedar.com.

Financial Performance
Revenue for the three months of fiscal 2009 increased 53 per cent year over year to $12.5 million from $8.1 million. The increase was primarily attributable to growth in our subscriber base and an increase in Average Monthly Subscription Revenue per Subscriber (ARPU).

ARPU grew 6 per cent to $11.94 for the three months of fiscal 2009 from $11.27 in the first fiscal quarter of 2008. Some of this growth is attributable to the fact that a portion of our customer base had not yet transitioned from our previous basic monthly subscription price of $12.99 to the new $14.99 price, which took effect for existing subscribers in the first quarter of 2008. ARPU is below the basic service price due to promotions offered to new automotive self-paying subscribers, family plan subscribers and discounted multi-year plans that provide the Company with a significant working capital benefit.

Adjusted Operating Profit (Loss) improved by $7.2 million to ($3.3 million) in the first quarter of fiscal 2009 from ($10.5 million) in the first quarter of 2008. The significant improvement in Adjusted Operating Profit (Loss) was driven primarily by (i) a $4.3 million revenue improvement, (ii) a one-time savings of $1.8 million as a result of the modification of a service provider contract, and (iii) a reduction of $1.3 million in marketing expenses versus the first quarter of 2008. As we continue to grow our revenue and manage programming, general & administrative and marketing costs, we expect Adjusted Operating Profit (Loss) to continue to improve.

Pre-Marketing Adjusted Operating Profit (Loss) improved to $2.5 million for the first three months of fiscal 2009 from ($3.5 million) for the first three months of fiscal 2008, an improvement of $6.0 million. The first quarter of 2009 is the second consecutive quarter in which we have generated Pre-Marketing Adjusted Operating Profit since launch. As we continue to grow our revenue and manage programming and general & administrative costs, we expect Pre-Marketing Adjusted Operating Profit (Loss) to continue to improve

Per Subscriber Acquisition Cost (SAC) decreased 36 per cent year over year to $59 in the first fiscal quarter of 2009 from $92 in the first fiscal quarter of 2008. The decrease in SAC is attributable to (i) a higher proportion of OEM gross additions, which have a lower acquisition cost compared to the acquisition of retail gross additions, and (ii) a reduction in spending on retail promotions.

Cost per Gross Addition (CPGA) declined $51, or 28 per cent, to $130 for the first fiscal quarter of 2009 from $181 for the first three months of fiscal 2008. CPGA declined year-over-year as a result of lower SAC, less advertising and media spend and a shift in expenditure to direct marketing linked to the automotive business. We expect that we will be able to continue to leverage CPGA downward as we grow our subscriber base through cost efficient distribution channels.

The non-GAAP measures above should be used in addition to, but not as a substitute for, the analysis provided in the interim consolidated statement of operations and deficit.

Quarterly Conference Call and Audio Webcast
CSR's management team will discuss its financial results for the first quarter ended November 30, 2008 as part of its Annual General Meeting on Thursday, January 15, 2009 at 10 a.m. EST.

To participate by conference call, please dial 416-644-3434 within the Toronto area, or 1-866-250-4892 (toll-free) outside of Toronto. A live audio webcast will be available at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2485560. The AGM will be held at The TSX Broadcast Centre located at 130 King Street West, Toronto.

A slide presentation intended for simultaneous viewing will be available the morning of Thursday, January 15, 2009 at www.xmradio.ca.

An archived recording of the audio webcast will be available for 90 days following the original broadcast on CSR's website at: www.xmradio.ca.

About Canadian Satellite Radio Holdings Inc.
Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM Radio Online is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis Budget Group rental vehicles.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

Forward-Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

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For further information, please contact:

Investors	**Media**
Morlan Reddock	Lorena Cordoba
416-408-6899	416-924-5700 Ext. 4089
investor.relations@xmradio.ca	lorena.cordoba@cohnwolfe.ca

CANADIAN SATELLITE RADIO HOLDINGS INC.
INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED)

	November 30, 2008	August 31, 2008
ASSETS		
Current assets		
Cash	$ 6,405,456	$ 6,344,793
Short term investments	11,679,832	11,282,146
Restricted investments – letter of credit	4,000,000	4,000,000
Accounts receivable	4,265,669	5,538,348
Inventory	264,871	229,597
Prepaid expenses and other assets	2,187,498	2,410,579
Restricted investments	7,811,589	6,630,744
	36,614,915	36,436,207
Long-term prepaids	1,576,189	1,381,685
Property and equipment	16,980,994	17,748,597
Contract rights, distribution rights and computer software	195,917,341	200,718,239
Total assets	251,089,439	256,284,728
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	19,942,300	20,618,164
Interest payable	5,266,765	849,059
Deferred revenue	20,193,592	19,926,157
	45,402,657	41,393,380
Long-term debt	144,650,393	124,856,195
Deferred revenue	3,854,112	3,588,033
Long-term obligations	3,735,467	2,435,481
Total liabilities	197,642,629	172,273,089
Shareholders' equity		
Share capital	314,834,565	314,834,565
Contributed surplus	40,669,914	39,723,905
Deficit	(302,057,669)	(270,546,831)
Total shareholders' equity	53,446,810	84,011,639
Total liabilities and shareholders' equity	251,089,439	256,284,728

CANADIAN SATELLITE RADIO HOLDINGS INC.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (UNAUDITED)
For the three months ended November 30

	2008	2007
Revenue	**$ 12,456,663**	$ 8,145,951
Operating expenses		
Cost of revenue	**7,446,518**	7,348,843
General and administrative	**4,394,479**	4,305,545
Modification of service provider contract	**(1,792,256)**	-
Stock-based compensation	**690,363**	1,072,370
Marketing	**5,731,384**	7,039,308
Amortization of intangible assets and property and equipment	**5,572,313**	5,574,011
	22,042,801	25,340,077
Loss before the undernoted	**(9,586,138)**	(17,194,126)
Interest revenue	**193,235**	385,373
Interest expense	**4,856,121**	3,723,743
Foreign exchange gain (loss)	**(17,261,814)**	4,375,456
Net loss and comprehensive loss for the period	**(31,510,838)**	(16,157,040)
Deficit - Beginning of period	**(270,546,831)**	(196,222,151)
Deficit - End of period	**(302,057,669)**	(212,379,191)
Basic and fully diluted loss per common share	**(0.66)**	(0.34)

CANADIAN SATELLITE RADIO HOLDINGS INC.
RECONCILIATION OF LOSS BEFORE THE UNDERNOTED
TO ADJUSTED OPERATING PROFIT (LOSS) (UNAUDITED)

Adjusted Operating Profit (Loss) is defined as operating profit (loss) before the undernoted excluding amortization, stock-based compensation to employees, directors, officers and service providers, and non-cash costs paid by our parent company. We believe that Adjusted Operating Profit (Loss), as opposed to operating profit (loss) or net profit (loss), provides a better measure of our core business operating results and improves comparability.

This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business. While amortization and stock-based compensation are considered operating costs under generally accepted accounting principles, these expenses primarily represent non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods and non-cash employee and service provider compensation. Costs paid by parent company are non-cash costs related to the licence application process and are not related to ongoing operations of the business. Adjusted Operating Profit (Loss) is a calculation used as a basis for investors and analysts to evaluate and compare the periodic and future operating performances and value of similar companies in our industry, although our measure of Adjusted Operating Profit (Loss) may not be comparable to similarly titled measures of other companies.

Adjusted Operating Profit (Loss) does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

Pre-Marketing Adjusted Operating Profit (Loss) is defined as Adjusted Operating Profit (Loss) adding back total marketing expenses. We believe that Pre-Marketing Adjusted Operating Profit (Loss) is a good measure of operating performance before investing to acquire new subscribers. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the Statement of Operations and Deficit. We believe Pre-Marketing Adjusted Operating Profit (Loss) is a useful measure of our operating performance and is a significant basis used by our management to measure the operating performance of our business.

($000's)	Three Months Ended November 30,	
	2008	2007
Reconciliation of loss before the undernoted to Adjusted Operating Loss		
Loss before the undernoted	**(9,586)**	(17,194)
Add back non-Adjusted Operating Loss items included in Operating Loss		
Amortization	**5,572**	5,574
Stock-based compensation	**690**	1,072
Costs paid by parent company	**60**	54
Adjusted Operating Loss	**(3,264)**	(10,494)
Add total marketing	**5,731**	7,039
Pre-Marketing Adjusted Operating Profit (Loss)	**2,468**	(3,455)

CANADIAN SATELLITE RADIO HOLDINGS INC.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
For the three months ended November 30

	2008	2007
Cash provided by (used in)		
Operating activities		
Net loss and comprehensive loss for the period	$ (31,510,838)	$ (16,157,040)
Add (deduct): Non-cash items		
Costs paid by parent company	59,786	54,351
Stock-based compensation expense	690,363	1,072,370
Amortization of intangible assets	4,800,898	4,799,404
Amortization of property and equipment	771,118	774,607
Accrued interest – debt	4,417,706	3,533,801
Accrued interest receivable	(71,298)	(208,433)
Interest accretion expense	244,769	198,373
Increase in long-term obligations	1,299,986	-
Loss on disposal of property and equipment	22,516	187,813
Unrealized foreign exchange loss (gain)	16,443,679	(5,106,587)
Net change in non-cash working capital related to operations	3,231,318	6,373,742
Net cash provided by (used in) operating activities	400,003	(4,477,599)
Investing activities		
Sale of short-term investments	8,297,326	5,850,000
Purchase of short-term investments	(8,695,012)	(25,181,793)
Proceeds on sale of property and equipment	-	31,022
Purchase of property and equipment	(24,928)	(11,626)
Purchase of computer software	-	(4,513)
Net cash used in investing activities	(422,614)	(19,316,910)
Financing activities		
Proceeds from convertible notes	-	19,396,445
Net cash provided by financing activities	-	19,396,445
Foreign exchange gain (loss) on cash held in foreign currency	83,274	(53,084)
Change in cash during the period	60,663	(4,451,148)
Cash - Beginning of period	6,344,793	9,524,931
Cash - End of period	6,405,456	5,073,783
Supplemental cash flow disclosures		
Utilization of XM credit facility	1,861,410	1,003,615